Exhibit 99.1

Stellantis Announces 2023 Corporate Calendar

AMSTERDAM, January 30, 2023 - Stellantis N.V. announced today the following corporate calendar for 2023(1):

February 22, 2023	Full Year 2022 Results
May 3, 2023	Q1 2023 Shipments and Revenues
July 27, 2023	First Half 2023 Results
October 31, 2023	Q3 2023 Shipments and Revenues

A webcast and conference call hosted by Stellantis are also planned on each of the above dates. The webcasts of the presentations, as well as the related materials, will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com.

The Annual General Meeting for the approval of Stellantis N.V.’s 2022 financial statements is scheduled for April 13, 2023(2).

The 2023 corporate calendar is available on the corporate website at www.stellantis.com.

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(1) The Calendar is consistent with the Company’s practice of providing quarterly financial information.

(2) For the sole purpose of complying with the requirements of the Instructions pursuant to the Regulation of Borsa Italiana S.p.A., the Company informs that, should the Annual General Meeting resolve a dividend relating to the 2022 financial year, the relevant ex-date would occur in the month of April 2023. This statement is made for the sole purpose of complying with regulatory requirements and cannot be construed as an anticipation regarding any dividend distribution in 2023 or in the following years.

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com